Filed by ProsoftTraining

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Trinity Learning Corporation

Securities Act File No. 333-116339

Contact:	Investor Relations
ProsoftTraining
602-794-4101
investors@prosofttraining.com

Prosoft Files Form S-4 for Merger with Trinity Learning

Registration Statement Filed with SEC

Phoenix, Arizona – June 14, 2004 - ProsoftTraining (NASDAQ: POSO) and Trinity Learning Corporation (OTC: TTYL) today announced that Prosoft has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (SEC) covering the shares to be issued as part of the previously announced merger between the two companies.

The Registration Statement was filed by Prosoft in connection with the proposed merger with Trinity Learning and is subject to SEC review. Following the SEC review of the Registration Statement, the joint proxy statement/prospectus, which is a part of the Registration Statement, will be sent to Prosoft and Trinity Learning stockholders in connection with separate stockholder meetings to be held for the purpose of approving the merger.

Prosoft also announced it had reached final agreement with its largest stockholder, Hunt Capital Growth Fund II, L.P., to vote in support of the proposed merger and related proposals. The agreement with Hunt Capital has been filed by Prosoft with the SEC on Form 8-K.

Although Prosoft is currently in compliance with the Nasdaq SmallCap Market listing requirements, it has received notification that Nasdaq will treat the transaction with Trinity Learning as a “reverse merger,” which would require the combined company to meet Nasdaq’s more-stringent initial listing requirements after the merger. Prosoft has appealed the Nasdaq Staff decision and will receive a hearing on the matter shortly. If Prosoft is unsuccessful

Prosoft Files Registration Statement Concerning Merger

in its appeal, it may take action to meet the initial listing requirements or attempt to become listed on another major exchange after the merger.

About ProsoftTraining

ProsoftTraining (NASDAQ: POSO) offers content and certifications to enable individuals to develop and validate critical information and communications technology (ICT) workforce skills. Prosoft is a leader in the workforce development arena, working with state and local governments and school districts to provide ICT education solutions for high school and community college students. Prosoft has created and distributes a complete library of classroom and e-learning courses. Prosoft distributes its content through its ComputerPREP division to individuals, schools, colleges, commercial training centers and corporations worldwide. Prosoft owns the CIW job-role certification program for Internet technologies and the CCNT (Certified in Convergent Network Technologies) certification, and manages the CTP (Convergence Technologies Professional) vendor-neutral certification for telecommunications. To find out more, visit www.ProsoftTraining.com, www.ComputerPREP.com, www.CIWcertified.com and www.CTPcertified.com.

About Trinity Learning Corporation

Trinity Learning Corporation (OTC: TTYL), a publicly held Utah corporation, is a global learning company specializing in technology-enabled training, education and certification services to major customers in multiple global industries. Trinity Learning is achieving market entry in geographic markets worldwide by acquiring and integrating companies providing innovative workplace learning solutions in strategic geographic markets and industry segments. During 2003, Trinity Learning acquired control of four operating companies located in the United States, Australia and South Africa, each serving unique segments of the global learning market. During 2004, Trinity Learning seeks to acquire and integrate additional operating companies with established customer bases, proprietary learning systems or content. Trinity Learning is seeking to increase its market penetration and the breadth and depth of its products and services through additional acquisitions, licensing, strategic alliances, internal business development, and the expansion of sales representation around the world. To find out more, visit www.trinitylearning.com.

Important Information about the Merger and Where to Find It

On June 10, 2004, Prosoft filed a Registration Statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus regarding the planned merger between Trinity Learning and Prosoft. Investors and security holders of Trinity Learning and Prosoft are urged to read the registration statement and the preliminary joint proxy statement/prospectus, the definitive joint proxy statement/prospectus when it becomes available and any other materials filed by Prosoft or Trinity Learning with the SEC because they contain, or will contain, important information about Prosoft, Trinity Learning and the merger. The definitive joint proxy statement/prospectus will be sent to the security holders of Trinity Learning and Prosoft seeking their approval of the proposed transaction. The preliminary joint proxy statement/prospectus filed with the SEC on June 10, 2004, the definitive joint proxy

Prosoft Files Registration Statement Concerning Merger

statement/prospectus (when it becomes available), and any other documents filed by Prosoft or Trinity Learning with the SEC, may be obtained free of charge from the SEC Web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Prosoft by contacting Investor Relations at (602) 794-4101. Investors and security holders may obtain free copies of the documents filed with the SEC by Trinity Learning by contacting Investor Relations at (510) 540-9300. Investors and stockholders are urged to read the definitive joint proxy statement/prospectus when it becomes available before making any voting or investment decision with respect to the merger.

The officers and directors of Prosoft and Trinity Learning may have interests in the merger, some of which may differ from, or may be in addition to, those of the stockholders of Prosoft and Trinity Learning generally. In addition, Prosoft and Trinity Learning, their respective officers, directors and certain other members of their management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Prosoft and Trinity Learning in favor of the merger. Information about the officers and directors of Prosoft and Trinity Learning, and the interests they may have in the merger, is available in the joint proxy statement/prospectus contained in the Registration Statement on Form S-4 of ProsoftTraining filed with the SEC on June 10, 2004.

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Forward-Looking Statements

In addition to the historical information contained herein, the matters discussed in this press release include forward-looking statements within the meaning of the Safe Harbor Provision of the Private Securities Litigation Reform Act of 1995. These statements include those concerning the consummation of the Merger and, if consummated, the Merger’s potential benefits and effects, including but not limited to any statements concerning revenues of the combined company. In some cases, forward-looking statements can be identified by terminology such as “will,” “expects,” “intended,” “projected,” “should,” “believes” and similar expressions. The forward-looking statements contained in this press release are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, without limitation: (i) the potential for the transaction disclosed herein to fail to close due to (a) the decision by the stockholders of either or both companies to reject the transaction, (b) the failure by either or both companies to receive all legal and regulatory approvals necessary to complete the transaction, or (c) for any other reason including or not including those identified herein; (ii) the benefits of the transaction, disclosed or undisclosed herein, to either company failing to materialize to the degree expected or not at all; (iii) the terms of the proposed transaction changing to a material degree prior to closing; (iv) the potential value of either company changing significantly as a result of this announcement or any subsequent event; (v) the inability of management to successfully integrate the operations of the two companies; (vi) the inability of the combined companies to achieve expected growth in revenues or expected improvements in operating results; (vii) the inability of the companies to raise enough capital necessary to grow or sustain operations following or prior to closing of the proposed transaction; (viii) the business, operating and financial risks specific to each of ProsoftTraining and Trinity Learning Corporation whether or not disclosed previously by either company; and (ix) the other risks and uncertainties specific to each of ProsoftTraining and Trinity Learning Corporation, as outlined in the companies’ filings with the Securities and Exchange Commission, including but not limited to the companies’ Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, and the Registration Statement on Form S-4 filed by ProsoftTraining on June 10, 2004. Neither ProsoftTraining nor Trinity Learning Corporation undertakes any obligation to update this forward-looking information or any other information related to the proposed transaction unless required by laws or regulations covering such transactions.